Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-225044

Raymond James Financial, Inc.

FINAL TERMS AND CONDITIONS

Issuer:	Raymond James Financial, Inc.

Title:	3.750% Senior Notes due 2051

Aggregate Principal Amount:	$750,000,000

Trade Date:	March 18, 2021

Settlement Date*:	April 1, 2021 (T+10)

Final Maturity Date:	April 1, 2051

Anticipated Ratings**:	Moody’s: Baa1 (Stable) S&P: BBB+ (Stable)

Benchmark Treasury:	1.625% due November 15, 2050

Benchmark Treasury Price & Yield:	82-01+; 2.484%

Spread to Benchmark Treasury:	T + 130 basis points

Re-offer Yield:	3.784%

Coupon:	3.750%

Issue Price to Investors:	99.393%

Proceeds to Issuer (after underwriting discount, but before expenses):	$738,885,000

Interest Payment Dates:	Semi-annually in arrears on April 1 and October 1, commencing on October 1, 2021

Day Count Convention:	30/360, unadjusted

Redemption:	At any time prior to October 1, 2050, at a make-whole price equal to the greater of (a) 100% of the principal amount or (b) discounted present value at Treasury rate plus 20 basis points; and on or after October 1, 2050, at 100% of the principal; plus, in each case, accrued interest to but excluding the redemption date

Denominations:	$2,000 denominations and integral multiples of $1,000

CUSIP/ISIN:	754730 AH2/US754730AH26

Joint Book-Running Managers:	Citigroup Global Markets Inc. BofA Securities, Inc. J.P. Morgan Securities LLC Raymond James & Associates, Inc.

Co-Managers:	Regions Securities LLC U.S. Bancorp Investments, Inc. BNY Mellon Capital Markets, LLC PNC Capital Markets LLC Truist Securities, Inc.

*

We expect to deliver the bonds on or about April 1, 2021, which will be the tenth business day following the date of this term sheet (“T+10”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade bonds on the date of this term sheet or the next seven succeeding business days will be required, by virtue of the fact that the bonds initially will settle in T+10, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

**	Note: A securities rating is not a recommendation to buy, sell or hold securities any may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you can request the prospectus by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, BofA Securities, Inc. toll-free at 1-800-294-1322, J.P. Morgan Securities LLC collect at 1-212-834-4533, or Raymond James & Associates, Inc. toll-free at 1-800-248-8863.

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